Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of information concerning capital stock of National Bank Holdings Corporation. The summaries and descriptions below do not purport to be complete.  It is subject to and qualified in its entirety by reference to our Second Amended and Restated Certificate of Incorporation (our “certificate of incorporation”) and our Second Amended and Restated Bylaws (our “bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part.  We encourage you to read our certificate of incorporation, our bylaws, and applicable Delaware law.

Our certificate of incorporation authorizes us to issue 200,000,000 shares of Class A common stock, $0.01 par value per share, or our “Class A common stock,” 200,000,000 shares of Class B non-voting common stock, $0.01 par value per share, or “Class B non-voting common stock,” and 50,000,000 shares of preferred stock, $0.01 par value per share, or “preferred stock.”   There are currently no shares of Class B non-voting common stock outstanding.

Common Stock

Class A Common Stock and Class B Non-Voting Common Stock

Our certificate of incorporation provides that, except with respect to voting rights and conversion rights, the Class A common stock and Class B non-voting common stock will be treated equally and identically.

Voting Power.  Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of Class A common stock possess all voting power for the election of our directors and all other matters requiring stockholder action, except with respect to amendments to our certificate of incorporation that alter or change the powers, preferences, rights or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment.  Holders of Class A common stock are entitled to one vote per share on matters to be voted on by stockholders.  Holders of Class B non-voting common stock have no voting power, and have no right to participate in any meeting of stockholders or to have notice thereof, except as required by applicable law and except that any action that would significantly and adversely affect the rights of the Class B non-voting common stock with respect to the modification of the terms of the securities or dissolution will require the approval of the Class B non-voting common stock voting separately as a class.  Except as otherwise provided by law, our certificate of incorporation or our bylaws, or in respect of the election of directors, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter.  In the case of an election of directors, where a quorum is present a plurality of the votes cast shall be sufficient to elect each director.

Conversion of Class B Non-Voting Common Stock.  Each share of Class B non-voting common stock is convertible into a share of Class A common stock at the option of the holder.  However, each share of Class B non-voting common stock is not convertible in the hands of the initial holder and is only convertible at the time it is transferred to a third party unaffiliated with such initial holder, subject to the transfer restrictions described in the next sentence, if and only to the extent such conversion would not, after giving effect to such conversion, cause the transferee (together with such transferee’s related persons and any persons with which such transferee is acting in concert) to own, control or have the power to vote shares in excess of the ownership limit described below.  Shares of Class B non-voting common stock may only be transferred through one or more of the following alternatives:  (1) to an affiliate of a holder or to the Company, (2) in a widely dispersed public offering, (3) in a private sale in which no purchaser would acquire Class A common stock and/or Class B non-voting common stock in an amount that, after the conversion of such Class B non-voting common stock into Class A common stock, is (or represents) 2% or more of a class of our voting securities or (4) to a purchaser acquiring majority control of the Company notwithstanding such transfer.

Dividends.  Holders of Class A common stock and Class B non-voting common stock are equally entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor.  In no event will any stock dividends or stock splits or combinations of stock be declared or made on Class A common stock or Class B non-voting common stock unless shares of Class A common stock and Class B non-voting common stock at the time outstanding are treated equally and identically, provided that, in the event of a dividend of common stock, shares of Class B non-voting common stock shall only be entitled to receive shares of Class B non-voting common stock and shares of Class A common stock shall only be entitled to receive shares of Class A common stock.

Liquidation Distribution.  In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of our Class A common stock and Class B non-voting common stock are entitled to receive an equal amount per share of all the assets of the Company of whatever kind available for distribution to holders of Class A common stock and Class B non-voting common stock, after the rights of the holders of the preferred stock have been satisfied.

Board of Directors.  Each member of our board of directors is elected annually and serves for a one-year term.  There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Preemptive or Other Rights.  Our stockholders have no conversion, preemptive or other subscription rights (other than the right of holders of shares of Class B non-voting common stock to convert such shares into shares of Class A common stock as described in “—Conversion of Class B Non-Voting Common Stock” above) and there are no sinking fund or redemption provisions applicable to the Common Stock.

No Action by Written Consent.  Our certificate of incorporation provides that, subject to the rights of the holders of any series of preferred stock with respect to such series of preferred stock, any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent in writing by such stockholders.

Preferred Stock

No shares of preferred stock are currently outstanding.  Our certificate of incorporation authorizes our board of directors to issue and to designate the terms of one or more new classes or series of preferred stock.  The rights with respect to a class or series of preferred stock may be greater than the rights attached to our common stock.  It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights attached to that class or series of preferred stock.

Certain Anti-Takeover Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

Special Meeting of Stockholders

Our bylaws provide that special meetings of our stockholders may be called only by the Chairman of the Board, by our Chief Executive Officer or by a majority vote of our entire board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing.  To be timely, a stockholder’s notice must be delivered to our principal executive offices not less than 90 days nor more than 120 days prior to the meeting.  Our bylaws also specify certain requirements as to the form and content of a stockholder’s notice.  These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Stockholder-Initiated Bylaw Amendments

Our bylaws may be adopted, amended, altered or repealed by stockholders only upon approval of at least two-thirds of the voting power of all the then-outstanding shares.  Additionally, our certificate of incorporation will provide that our bylaws may be amended, altered or repealed by the board of directors by a majority vote.

Authorized but Unissued Shares

Our authorized but unissued shares of Class A common stock, Class B non-voting common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans.  The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless:

•                                          before that date, the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•                                          upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, excluding shares of common stock held by directors, officers and employee stock plans; or

•                                          on or after the consummation date, the business combination is approved by the board of directors and by the affirmative vote at an annual or special meeting of stockholders of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder.  An interested stockholder is generally a person who, together with affiliates and associates of that person, (a) owns 15% or more of the corporation’s voting stock or (b) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is to be determined whether such person is an interested stockholder.

Transfer Agent and Registrar

Equiniti Trust Company is the transfer agent and registrar for the common stock.

NYSE Listing

Our Class A Common Stock is currently listed on the New York Stock Exchange under the ticker symbol “NBHC”.